Exhibit 1

13 DECEMBER 2017
BRITISH AMERICAN TOBACCO p.l.c.

SECOND HALF PRE-CLOSE TRADING UPDATE 2017

In 2014 the requirement for UK listed companies to produce an Interim Management Statement (“IMS”) was removed.  In July 2016, it was announced that British American Tobacco p.l.c. would no longer publish a quarterly IMS, and would instead issue short trading updates prior to the start of closed periods for the Interim and the Full Year results.

Trading update - ahead of closed period commencing 1 January 2018

●	The business continues to perform well and trading is in line with our expectations
•	Confident of another year of good earnings growth at constant currency, with:
o	Continued market share growth, driven by the Global Drive Brands (GDBs)
o	H2 organic operating profit growth reflecting the benefit from the phasing of volume shipments, offset by a more difficult pricing environment in some markets
o	Reynolds American Inc. (RAI) integration on track, with the businesses performing strongly, driven by good share growth and pricing
•	Full year EPS to benefit from a reduced currency translation tailwind of 5%

Second half organic volume is expected to benefit from the phasing of shipments in a number of key markets, including Pakistan, partly offset by the impact of the significant excise increase in the GCC.  We anticipate full year industry volume to be down around 4%, with BAT again outperforming the industry, driven by continued good share growth.

Organic revenue in the second half benefits from growing NGP revenues and good overall pricing in most markets, although organic price mix is expected to moderate in H2 due to downtrading in the GCC and a more difficult pricing environment in some markets, notably in Russia. Full year organic price mix is expected to remain within historic ranges.

Trading in our markets continues to reflect the trends discussed at the Interim Results in July and our more recent Capital Markets Day, with Canada, Germany, Romania, Bangladesh and Ukraine performing well and conditions remaining challenging in Russia, GCC, Brazil, South Africa and Malaysia.

The national rollout of glo in Japan is complete and glo has continued its excellent performance with national share now at 2.7%. glo has also been successfully launched in Canada, Switzerland, South Korea and Russia and is now available in a total of five countries. In vapour, our share in Western Europe continues to grow and the performance of VUSE in the US remains strong.

FX

If exchange rates remained unchanged for the balance of the year, the translational currency tailwind would be expected to be 6% on operating profit. The transactional headwind remains around 2% on operating profit.

Full year EPS is expected to benefit from a translational foreign exchange tailwind of 5%.

Changes to reporting structure

Following the acquisition of RAI, the Group will consolidate the results of RAI as a wholly owned subsidiary from the acquisition date.

For clarity, the Group will show the 2017 results under the existing regional structure (EEMEA, ASPAC, AMERICAS, WESTERN EUROPE and the USA) to enable an organic comparison.

To enable a like-for-like comparison of performance in 2018, the Group will also show 2017 results under the new regional structure (EUROPE AND NORTH AFRICA, ASIA PACIFIC AND MIDDLE EAST, AMERICAS AND SUB-SAHARAN AFRICA and the USA), including the impact of IFRS15 and as though the Group had owned RAI from 1 January 2017.

For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / Stephanie Brassinne
 +44 (0) 20 7845 1180 / 1519/ 2012

Disclaimers

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the failure to realize contemplated synergies and other benefits from mergers and acquisitions; the effect of mergers, acquisitions and divestitures on BAT’s operating results and businesses generally; the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on BAT’s financial condition; changes or differences in domestic or international economic or political conditions; the inability to obtain price increases and the impact of price increases on consumer affordability thresholds; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings; the ability to develop, produce or market new alternative products and to do so profitably; the ability to effectively implement strategic initiatives and actions taken to increase sales growth; the ability to enhance cash generation and pay dividends and changes in the market position, businesses, financial condition, results of operations or prospects of BAT.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT’s and Reynolds American Inc.’s (“RAI”) filings with the U.S. Securities and Exchange Commission (“SEC”), including RAI’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and BAT’s registration statement on Form F-4, which was declared effective by the SEC on June 14, 2017, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and BAT’s Annual Reports, which may be obtained free of charge from BAT’s website www.bat.com.